                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (AMENDMENT NO. 40)



                         HEARST-ARGYLE TELEVISION, INC.
                                (Name of Issuer)


                              SERIES A COMMON STOCK
                         (Title of Class of Securities)

                                   422317 10 7
                                 (CUSIP Number)


                                  EVE B. BURTON
                             THE HEARST CORPORATION
                                959 EIGHTH AVENUE
                            NEW YORK, NEW YORK 10019
                                 (212) 649-2045

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                    COPY TO:
                            KATHLEEN L. WERNER, ESQ.
                             CLIFFORD CHANCE US LLP
                               31 WEST 52ND STREET
                            NEW YORK, NEW YORK 10019
                                 (212) 878-8000



                                FEBRUARY 24, 2005
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

---------------------
CUSIP No. 422317 10 7                 13D
================================================================================
  1.    NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

                            HEARST BROADCASTING, INC.
--------------------------------------------------------------------------------
  2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
  3.    SEC USE ONLY


--------------------------------------------------------------------------------
  4.    SOURCE OF FUNDS
                           WC
--------------------------------------------------------------------------------
  5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
  6.    CITIZENSHIP OR PLACE OF ORGANIZATION

                           DELAWARE
--------------------------------------------------------------------------------
                  7.   SOLE VOTING POWER
   NUMBER OF
     SHARES
  BENEFICIALLY
    OWNED BY
      EACH
   REPORTING
  PERSON WITH
                ----------------------------------------------------------------
                  8.   SHARED VOTING POWER
                             64,173,588
                ----------------------------------------------------------------
                  9.   SOLE DISPOSITIVE POWER

                ----------------------------------------------------------------
                  10.  SHARED DISPOSITIVE POWER
                             64,173,588
--------------------------------------------------------------------------------
  11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                             64,173,588
--------------------------------------------------------------------------------
  12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]
--------------------------------------------------------------------------------
  13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                             69.08%
--------------------------------------------------------------------------------
  14.   TYPE OF REPORTING PERSON
                             CO
================================================================================

---------------------
CUSIP No. 422317 10 7                 13D
================================================================================
  1.    NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

                           HEARST HOLDINGS, INC.
--------------------------------------------------------------------------------
  2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
  3.    SEC USE ONLY


--------------------------------------------------------------------------------
  4.    SOURCE OF FUNDS
                           WC
--------------------------------------------------------------------------------
  5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
  6.    CITIZENSHIP OR PLACE OF ORGANIZATION

                           DELAWARE
--------------------------------------------------------------------------------
                  7.   SOLE VOTING POWER
   NUMBER OF
     SHARES
  BENEFICIALLY
    OWNED BY
      EACH
   REPORTING
  PERSON WITH
                ----------------------------------------------------------------
                  8.   SHARED VOTING POWER
                             64,173,588
                ----------------------------------------------------------------
                  9.   SOLE DISPOSITIVE POWER

                ----------------------------------------------------------------
                  10.  SHARED DISPOSITIVE POWER
                             64,173,588
--------------------------------------------------------------------------------
  11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                             64,173,588
--------------------------------------------------------------------------------
  12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]
--------------------------------------------------------------------------------
  13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                             69.08%
--------------------------------------------------------------------------------
  14.   TYPE OF REPORTING PERSON
                             CO
================================================================================

---------------------
CUSIP No. 422317 10 7                 13D
================================================================================
  1.    NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

                             THE HEARST CORPORATION
--------------------------------------------------------------------------------
  2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
  3.    SEC USE ONLY


--------------------------------------------------------------------------------
  4.    SOURCE OF FUNDS
                           WC
--------------------------------------------------------------------------------
  5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
  6.    CITIZENSHIP OR PLACE OF ORGANIZATION

                           DELAWARE
--------------------------------------------------------------------------------
                  7.   SOLE VOTING POWER
   NUMBER OF
     SHARES
  BENEFICIALLY
    OWNED BY
      EACH
   REPORTING
  PERSON WITH
                ----------------------------------------------------------------
                  8.   SHARED VOTING POWER
                             64,173,588
                ----------------------------------------------------------------
                  9.   SOLE DISPOSITIVE POWER

                ----------------------------------------------------------------
                  10.  SHARED DISPOSITIVE POWER
                             64,173,588
--------------------------------------------------------------------------------
  11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                             64,173,588
--------------------------------------------------------------------------------
  12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]
--------------------------------------------------------------------------------
  13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                             69.08%
--------------------------------------------------------------------------------
  14.   TYPE OF REPORTING PERSON
                             CO
================================================================================

---------------------
CUSIP No. 422317 10 7                 13D
================================================================================
  1.    NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

                             THE HEARST FAMILY TRUST
--------------------------------------------------------------------------------
  2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
  3.    SEC USE ONLY


--------------------------------------------------------------------------------
  4.    SOURCE OF FUNDS
                           WC
--------------------------------------------------------------------------------
  5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
  6.    CITIZENSHIP OR PLACE OF ORGANIZATION

                           CALIFORNIA
--------------------------------------------------------------------------------
                  7.   SOLE VOTING POWER
   NUMBER OF
     SHARES
  BENEFICIALLY
    OWNED BY
      EACH
   REPORTING
  PERSON WITH
                ----------------------------------------------------------------
                  8.   SHARED VOTING POWER
                             64,173,588
                ----------------------------------------------------------------
                  9.   SOLE DISPOSITIVE POWER

                ----------------------------------------------------------------
                  10.  SHARED DISPOSITIVE POWER
                             64,173,588
--------------------------------------------------------------------------------
  11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                             64,173,588
--------------------------------------------------------------------------------
  12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]
--------------------------------------------------------------------------------
  13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                             69.08%
--------------------------------------------------------------------------------
  14.   TYPE OF REPORTING PERSON
                             OO (Testamentary Trust)
================================================================================

                                  SCHEDULE 13D

      This Amendment No. 40 on Schedule 13D (the "Schedule 13D") relating to shares of Series A Common Stock, $0.01 par value per share ("Series A Common Stock"), of Hearst-Argyle Television, Inc., a Delaware corporation (the "Issuer"), is being filed jointly by The Hearst Corporation, a Delaware corporation ("Hearst"), Hearst Holdings, Inc., a Delaware corporation ("Hearst Holdings") and wholly-owned subsidiary of Hearst, Hearst Broadcasting, Inc., a Delaware corporation ("Hearst Broadcasting") and wholly-owned subsidiary of Hearst Holdings, and The Hearst Family Trust, a testamentary trust (the "Trust," and together with Hearst, Hearst Holdings and Hearst Broadcasting, the "Reporting Persons"), and supplements and amends the statement on Schedule 13D originally filed with the Commission on April 4, 1997 (as amended, the "Statement").

ITEM 2. IDENTITY AND BACKGROUND.


      Item 2 is amended as follows:

      Schedule I hereto sets forth the name, business address and present principal occupation or employment and address of any corporation or other organization in which such employment is conducted, for each of Hearst's directors and executive officers and the trustees of the Trust. Schedule I also sets forth the citizenship of each of Hearst's directors and executive officers and the trustees of the Trust.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      The aggregate amount of funds used by Hearst Broadcasting to acquire the shares reported in Item 5(c) was $10,761,783. Hearst Broadcasting used its working capital to make such purchases.

ITEM 4. PURPOSE OF TRANSACTION.


      Hearst Broadcasting purchased additional Securities, as reported in Item 5(c) of this Statement, in order to increase its equity interest in the Issuer.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

      (a) and (b) As of March 1, 2005, the Reporting Persons owned 21,888,809 shares of Series A Common Stock of the Issuer, 41,298,648 shares of Series B Common Stock and 500,000 of the Series B Preferred Securities (collectively, the "Securities"). Each share of Series B Common Stock of the Issuer is immediately convertible into one share of Series A Common Stock of the Issuer. Therefore, the 41,298,648 shares of Series B Common Stock owned directly by Hearst Broadcasting represent, if converted, 41,298,648 shares of Series A Common Stock of the Issuer. Each of the Series B Preferred Securities are convertible at the option of Hearst Broadcasting into Series B Subordinated Debentures, on a share-for-share basis. Thereafter, the Series B Subordinated Debentures are required under the terms thereof to be converted into 986,131 shares of Series A Common Stock. Under the definition of "beneficial ownership" as set forth in Rule 13d-3 of the Exchange Act, Hearst Broadcasting, Hearst Holdings, Hearst and the Trust are deemed to have beneficial ownership of each of the combined 64,173,588 shares of the Securities. The Trust, as the owner of all of Hearst's issued and outstanding common stock, may be deemed to have the power to direct the voting of and disposition of the Securities. Hearst, as the owner of all of Hearst Holdings' issued and outstanding common stock, may be deemed to have the power to direct the voting of and disposition of the Securities. Hearst Holdings, as the owner of all of Hearst Broadcasting's issued and outstanding common stock, may be deemed to have the power to direct the voting of and disposition of the Securities. As a result, Hearst Broadcasting, Hearst Holdings, Hearst and the Trust may be deemed to share the power to direct the voting of and the disposition of the Securities. The Securities constitute approximately 69.08% of the combined shares of Series A Common Stock and Series B Common Stock outstanding of the Issuer, based on the number of outstanding shares as of February 22, 2005, as per the Form 10-K filed with the Securities and Exchange Commission on March 1, 2005.

      (c) Since filing Amendment No. 39 to the Statement, Hearst Broadcasting has made the following purchases of Series A Common Stock of the Issuer pursuant to open-market transactions:

            DATE       # OF SHARES    PRICE PER SHARE ($)        COST ($)
            ----       -----------    -------------------        --------
          1/6/2005         1,300             25.68                 33,384
          1/6/2005           300             25.70                  7,710
          1/6/2005         3,100             25.71                 79,701
          1/6/2005         1,800             25.72                 46,296
          1/7/2005           100             25.66                  2,566
          1/7/2005         1,800             25.69                 46,242
          1/7/2005         2,100             25.70                 53,970
          1/7/2005           700             25.70                 17,990
          1/7/2005         4,000             25.71                102,840
          1/7/2005         2,600             25.72                 66,872
         1/10/2005         2,000             25.72                 51,440
         1/11/2005           400             25.42                 10,168
         1/11/2005           300             25.43                  7,629
         1/11/2005           800             25.48                 20,384
         1/11/2005         2,900             25.49                 73,921
         1/11/2005         7,500             25.50                191,250
         1/11/2005           300             25.51                  7,653
         1/11/2005         4,700             25.52                119,944
         1/11/2005         4,800             25.53                122,544
         1/11/2005         2,600             25.54                 66,404

            DATE       # OF SHARES    PRICE PER SHARE ($)        COST ($)
            ----       -----------    -------------------        --------
         1/11/2005         2,100             25.55                 53,655
         1/12/2005           200             25.38                  5,076
         1/12/2005           200             25.39                  5,078
         1/12/2005           200             25.40                  5,080
         1/12/2005         2,600             25.41                 66,066
         1/12/2005         2,300             25.43                 58,489
         1/12/2005           800             25.44                 20,352
         1/12/2005           200             25.46                  5,092
         1/12/2005         2,700             25.47                 68,769
         1/12/2005           500             25.48                 12,740
         1/12/2005           500             25.49                 12,745
         1/12/2005         3,800             25.50                 96,900
         1/12/2005         6,800             25.51                173,468
         1/12/2005         1,400             25.52                 35,728
         1/12/2005         4,300             25.53                109,779
         1/13/2005           400             25.45                 10,180
         1/13/2005           900             25.47                 22,923
         1/13/2005         1,800             25.50                 45,900
         1/13/2005         2,800             25.52                 71,456
         1/13/2005         4,000             25.53                102,120
         1/13/2005         3,700             25.54                 94,498
         1/13/2005         2,000             25.55                 51,100
         1/13/2005         4,000             25.56                102,240
         1/13/2005           600             25.57                 15,342
         1/13/2005           100             25.58                  2,558
         1/13/2005         1,600             25.59                 40,944
         1/13/2005         1,900             25.60                 48,640
         1/13/2005           200             25.61                  5,122
         1/13/2005         3,000             25.64                 76,920
         1/14/2005           700             25.48                 17,836
         1/14/2005           600             25.53                 15,318

            DATE       # OF SHARES    PRICE PER SHARE ($)        COST ($)
            ----       -----------    -------------------        --------
         1/14/2005           600             25.54                 15,324
         1/14/2005           400             25.55                 10,220
         1/14/2005           300             25.57                  7,671
         1/14/2005         2,400             25.58                 61,392
         1/14/2005         3,100             25.59                 79,329
         1/14/2005         1,000             25.60                 25,600
         1/14/2005         4,900             25.61                125,489
         1/14/2005         1,200             25.62                 30,744
         1/14/2005         5,600             25.63                143,528
         1/14/2005         3,400             25.64                 87,176
         1/14/2005         2,800             25.65                 71,820
         1/18/2005           400             25.47                 10,188
         1/18/2005           100             25.48                  2,548
         1/18/2005         2,200             25.55                 56,210
         1/18/2005           200             25.57                  5,114
         1/18/2005           400             25.58                 10,232
         1/18/2005           500             25.59                 12,795
         1/18/2005         1,400             25.60                 35,840
         1/18/2005           600             25.61                 15,366
         1/18/2005         6,000             25.62                153,720
         1/18/2005         1,300             25.63                 33,319
         1/18/2005           200             25.64                  5,128
         1/18/2005         3,600             25.65                 92,340
         1/18/2005           300             25.66                  7,698
         1/18/2005         9,000             25.67                231,030
         1/18/2005         1,200             25.68                 30,816
         1/18/2005         2,600             25.69                 66,794
         1/19/2005           700             25.45                 17,815
         1/19/2005         1,400             25.50                 35,700
         1/19/2005         2,200             25.52                 56,144
         1/19/2005         1,100             25.53                 28,083

            DATE       # OF SHARES    PRICE PER SHARE ($)        COST ($)
            ----       -----------    -------------------        --------
         1/19/2005         3,400             25.54                 86,836
         1/19/2005         1,400             25.55                 35,770
         1/19/2005         2,700             25.56                 69,012
         1/19/2005         1,300             25.57                 33,241
         1/19/2005         1,000             25.60                 25,600
         1/19/2005         4,400             25.61                112,684
         1/19/2005           700             25.62                 17,934
         1/19/2005         3,600             25.63                 92,268
         1/19/2005           700             25.64                 17,948
         1/19/2005         3,700             25.65                 94,905
         1/19/2005           300             25.67                  7,701
         1/19/2005           600             25.68                 15,408
         1/19/2005           800             25.69                 20,552
         1/20/2005           200             25.25                  5,050
         1/20/2005         1,300             25.28                 32,864
         1/20/2005         2,200             25.29                 55,638
         1/20/2005         1,600             25.30                 40,480
         1/20/2005         2,900             25.31                 73,399
         1/20/2005         1,000             25.32                 25,320
         1/20/2005         4,400             25.33                111,452
         1/20/2005         1,000             25.34                 25,340
         1/20/2005         3,900             25.35                 98,865
         1/20/2005         1,400             25.36                 35,504
         1/20/2005         2,200             25.37                 55,814
         1/20/2005           700             25.38                 17,766
         1/20/2005         1,400             25.39                 35,546
         1/20/2005           400             25.41                 10,164
         1/20/2005         2,800             25.44                 71,232
         1/20/2005         2,100             25.47                 53,487
         1/21/2005           100             25.31                  2,531
         1/21/2005           100             25.32                  2,532

            DATE       # OF SHARES    PRICE PER SHARE ($)        COST ($)
            ----       -----------    -------------------        --------
         1/21/2005           400             25.33                 10,132
         1/21/2005           800             25.35                 20,280
         1/21/2005         1,300             25.40                 33,020
         1/25/2005         3,900             25.47                 99,333
         1/26/2005           200             25.41                  5,082
         1/26/2005           300             25.42                  7,626
         1/26/2005         1,300             25.43                 33,059
         1/26/2005         1,200             25.44                 30,528
         1/26/2005         3,000             25.45                 76,350
         1/26/2005         3,400             25.46                 86,564
         1/26/2005        20,600             25.47                524,682
         1/27/2005         2,000             25.35                 50,700
         1/27/2005         1,000             25.38                 25,380
         1/27/2005           100             25.39                  2,539
         1/27/2005         5,000             25.40                127,000
         1/27/2005           800             25.43                 20,344
         1/27/2005         5,400             25.44                137,376
         1/27/2005         6,200             25.45                157,790
         1/27/2005         4,500             25.46                114,570
         1/27/2005         9,000             25.47                229,230
         1/28/2005           300             25.33                  7,599
         1/28/2005           400             25.34                 10,136
         1/28/2005         4,200             25.35                106,470
         1/28/2005         2,700             25.36                 68,472
         1/28/2005         3,200             25.37                 81,184
         1/28/2005         7,400             25.38                187,812
         1/28/2005         3,500             25.39                 88,865
         1/28/2005           500             25.40                 12,700
         1/28/2005         3,000             25.41                 76,230
         1/28/2005         3,900             25.45                 99,255
         1/28/2005           800             25.47                 20,376

            DATE       # OF SHARES    PRICE PER SHARE ($)        COST ($)
            ----       -----------    -------------------        --------
         2/03/2005           100             25.39                  2,539
         2/03/2005         1,600             25.42                 40,672
         2/03/2005           100             25.42                  2,542
         2/03/2005         4,500             25.43                114,435
         2/03/2005         2,800             25.44                 71,232
         2/03/2005           100             25.45                  2,545
         2/03/2005         3,500             25.45                 89,075
         2/03/2005         1,100             25.46                 28,006
         2/03/2005         4,600             25.46                117,116
         2/03/2005         1,000             25.47                 25,470
         2/03/2005         6,500             25.47                165,555
         2/04/2005           200             25.40                  5,080
         2/04/2005         2,700             25.41                 68,607
         2/04/2005           400             25.42                 10,168
         2/04/2005           800             25.43                 20,344
         2/04/2005        11,000             25.44                279,840
         2/04/2005         3,900             25.45                 99,255
         2/04/2005           200             25.46                  5,092
         2/04/2005         4,800             25.47                122,256
         2/07/2005           100             25.34                  2,534
         2/07/2005           300             25.35                  7,605
         2/07/2005           300             25.36                  7,608
         2/07/2005         1,200             25.41                 30,492
         2/08/2005           300             25.47                  7,641
         2/23/2005         8,000             25.45                203,600
         2/23/2005           700             25.46                 17,822
         2/23/2005        16,300             25.47                415,161
         2/24/2005           200             24.60                  4,920
         2/24/2005         2,100             24.61                 51,681
         2/24/2005           900             24.62                 22,158
         2/24/2005           700             24.63                 17,241

            DATE       # OF SHARES    PRICE PER SHARE ($)        COST ($)
            ----       -----------    -------------------        --------
         2/24/2005           400             24.65                  9,860
         2/24/2005         1,300             24.66                 32,058
         2/24/2005         1,300             24.67                 32,071
         2/24/2005           500             24.68                 12,340
         2/24/2005           800             24.69                 19,752
         2/24/2005         1,500             24.71                 37,065
         2/24/2005           100             24.73                  2,473
         2/24/2005           300             24.74                  7,422
         2/24/2005         1,000             24.75                 24,750
         2/24/2005           800             24.76                 19,808
         2/24/2005           300             24.77                  7,431
         2/24/2005           200             24.78                  4,956
         2/24/2005         1,100             24.79                 27,269
         2/24/2005           400             24.80                  9,920
         2/24/2005         1,300             24.81                 32,253
         2/24/2005           600             24.82                 14,892
         2/24/2005           300             24.83                  7,449
         2/24/2005         1,000             24.84                 24,840
         2/24/2005           500             24.85                 12,425
         2/24/2005           100             24.87                  2,487
         2/24/2005           600             24.89                 14,934
         2/24/2005         2,200             24.90                 54,780
         2/24/2005           200             24.91                  4,982
         2/24/2005           100             24.93                  2,493
         2/24/2005           100             24.94                  2,494
         2/24/2005         2,400             24.97                 59,928
         2/24/2005         1,200             24.98                 29,976
         2/24/2005         1,100             24.99                 27,489
         2/24/2005         3,200             25.05                 80,160
         2/24/2005           200             25.06                  5,012
                         -------                              -----------
                         422,800                              $10,761,783

   ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      (i) In May 1998, the Board of Directors of Hearst approved the purchase from time to time by Hearst Broadcasting of up to ten million shares of the Issuer through open market purchases, privately negotiated transactions or otherwise. On December 8, 1999, the Board of Directors of Hearst approved the purchase from time to time by Hearst Broadcasting of up to fifteen million shares of the Issuer (inclusive of the ten million shares previously authorized). On December 6, 2000, Hearst's Board approved the purchase from time to time by Hearst Broadcasting of up to 20 million shares of the Issuer (inclusive of the fifteen million shares previously authorized). Hearst Broadcasting's transactions under its program, for which the authorization remains active, are reported elsewhere in this Schedule.

      In May 1998, the Issuer's Board of Directors authorized the repurchase of up to $300 million of Series A Common Stock, such repurchases to be effected from time to time in the open market or in private transactions, subject to market conditions and management's discretion.

      There can be no assurance that Hearst Broadcasting or the Issuer will continue to repurchase shares in the future or, if either of them does so, what the terms of such repurchases will be. However, to the extent that both Hearst Broadcasting and the Issuer decide to purchase shares of Series A Common Stock on any single day, they are required to aggregate their purchases and to use a single broker/dealer pursuant to Rule 10b-18 under the Securities Exchange Act of 1934, as amended. Accordingly, they have agreed that any such purchases on that day will be divided between them equally.

                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 4, 2005



                                    HEARST BROADCASTING, INC.


                                    By:  /s/ Eve B. Burton
                                         -------------------------
                                         Name:  Eve B. Burton
                                         Title: Vice President

                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 4, 2005



                                 HEARST HOLDINGS, INC.


                                 By:  /s/ Eve B. Burton
                                      -------------------------
                                      Name:  Eve B. Burton
                                      Title: Vice President

                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 4, 2005


                                 THE HEARST CORPORATION


                                 By:  /s/ Eve B. Burton
                                      -------------------------
                                      Name:  Eve B. Burton
                                      Title: Vice President

                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 4, 2005



                                    THE HEARST FAMILY TRUST


                                    By:  /s/ Victor F. Ganzi
                                         -------------------------
                                         Name:  Victor F. Ganzi
                                         Title: Trustee

                                   SCHEDULE I
                     INFORMATION REGARDING THE DIRECTORS AND
              EXECUTIVE OFFICERS OF HEARST, HEARST BROADCASTING AND
             HEARST HOLDINGS AND TRUSTEES OF THE HEARST FAMILY TRUST

Set forth in the table below is the name and the present principal occupation or employment of each director and executive officer of Hearst, Hearst Broadcasting and Hearst Holdings. Unless otherwise indicated, each person identified below is employed by Hearst Communications, Inc., an indirect, wholly-owned subsidiary of Hearst, and may perform services for Hearst or one of Hearst's other wholly-owned subsidiaries. The principal business address of Hearst, Hearst Broadcasting, Hearst Holdings and Hearst Communications, Inc. and, unless otherwise indicated, each person identified below, is 959 Eighth Avenue, New York, New York 10019. The principal business address of the Trust is 888 Seventh Avenue, New York, New York 10106. Trustees of the Trust are identified by an asterisk ("*").

                                Present Office/Principal
Name                            Occupation or Employment
----                            ------------------------
HEARST

George R. Hearst, Jr.*          Chairman of the Board, Director

Frank A. Bennack, Jr.* (2)      Vice Chairman of the Board, Chairman of
                                Executive Committee, Director

Victor F. Ganzi*                President, Chief Executive Officer, Director

James M. Asher                  Senior Vice President, Chief Legal and
                                Development Officer

Anissa B. Balson*               Director

David J. Barrett (1)            Director; President and Chief Executive Officer:
                                Hearst-Argyle Television, Inc.

Cathleen P. Black               Senior Vice President, Director; President:
                                Hearst Magazines Division, Hearst
                                Communications, Inc.

Eve B. Burton                   Vice President, General Counsel

John G. Conomikes* (2)          Director

Richard E. Deems* (2)           Director

Ronald J. Doerfler              Senior Vice President, Chief Financial Officer,
                                Treasurer, Director

George J. Green                 Vice President; President: Hearst Magazines
                                International Division, Hearst Communications,
                                Inc.

Mark Hasson                     Vice President-Finance

Austin Hearst (1)               Director; Vice President: Hearst Entertainment
                                Distribution Division, Hearst Entertainment,
                                Inc.

John R. Hearst, Jr.*            Director

Stephen T. Hearst (4)           Director; Vice President: San Francisco Realties
                                Division

William R. Hearst, III* (3)     Director; Partner: Kleiner, Perkins, Caufield &
                                Byers

Thomas J. Hughes                Vice President

George B. Irish                 Senior Vice President, Director; President:
                                Hearst Newspapers Division, Hearst
                                Communications, Inc.

Harvey L. Lipton* (2)           Director

Richard P. Malloch              Vice President; President: Hearst Business
                                Media Group Administrative Division, Hearst
                                Communications, Inc.

Gilbert C. Maurer* (2)          Director

Mark F. Miller*                 Director, Vice President; Executive Vice
                                President: Hearst Magazines Division, Hearst
                                Communications, Inc.

Bruce L. Paisner                Vice President; Executive Vice President: Hearst
                                Entertainment and Syndication Group
                                Administrative Division, Hearst Communications,
                                Inc.

Raymond J. Petersen*            Director; Executive Vice President: Hearst
                                Magazines Division, Hearst Communications, Inc.

Virginia Hearst Randt*          Director

Debra Shriver                   Vice President


HEARST BROADCASTING

John G. Conomikes*              President, Director

James M. Asher                  Vice President

David J. Barrett (1)            Vice President, Director; President and Chief
                                Executive Officer: Hearst-Argyle Television,
                                Inc.

Eve B. Burton                   Vice President

Ronald J. Doerfler              Vice President, Treasurer

Victor F. Ganzi*                Vice President, Director

Frank A. Bennack, Jr.*          Director

George R. Hearst, Jr.*          Director

William R. Hearst, III* (4)     Director; Partner: Kleiner, Perkins, Caufield &
                                Byers

Gilbert C. Maurer* (2)          Director

Virginia Hearst Randt*          Director

HEARST HOLDINGS

George R. Hearst, Jr.*          Chairman of the Board, Director

Frank A. Bennack, Jr.* (2)      Vice Chairman of the Board, Chairman of
                                Executive Committee, Director

Victor F. Ganzi*                President, Chief Executive Officer, Director

James M. Asher                  Senior Vice President, Chief Legal and
                                Development Officer

Anissa B. Balson*               Director

David J. Barrett (1)            Director; President and Chief Executive Officer:
                                Hearst-Argyle Television, Inc.

Cathleen P. Black               Senior Vice President, Director; President:
                                Hearst Magazines Division, Hearst
                                Communications, Inc.

Eve B. Burton                   Vice President, General Counsel

John G. Conomikes* (2)          Director

Richard E. Deems* (2)           Director

Ronald J. Doerfler              Senior Vice President, Chief Financial Officer,
                                Treasurer, Director

George J. Green                 Vice President; President: Hearst Magazines
                                International Division, Hearst Communications,
                                Inc.

Mark Hasson                     Vice President-Finance

Austin Hearst (1)               Director; Vice President: Hearst Entertainment
                                Distribution Division, Hearst Entertainment,
                                Inc.

John R. Hearst, Jr.*            Director

Stephen T. Hearst (4)           Director; Vice President: San Francisco Realties
                                Division, The Hearst Corporation.

William R. Hearst, III* (3)     Director; Partner: Kleiner, Perkins, Caufield &
                                Byers

Thomas J. Hughes                Vice President

George B. Irish                 Senior Vice President, Director; President:
                                Hearst Newspapers Division, Hearst
                                Communications, Inc.

Harvey L. Lipton* (2)           Director

Richard P. Malloch              Vice President; President: Hearst Business
                                Media Group Administrative Division, Hearst
                                Communications, Inc.

Gilbert C. Maurer* (2)          Director

Mark F. Miller*                 Director, Vice President; Executive Vice
                                President: Hearst Magazines Division, Hearst
                                Communications, Inc.

Bruce L. Paisner                Vice President; Executive Vice President: Hearst
                                Entertainment and Syndication Group
                                Administrative Division, Hearst Communications,
                                Inc.

Raymond J. Petersen*            Director; Executive Vice President: Hearst
                                Magazines Division, Hearst Communications, Inc.

Virginia Hearst Randt*          Director

Debra Shriver                   Vice President




---------------------------------

(1)  888 Seventh Avenue
     New York, NY 10106

(2)  Self-employed, non-employed or retired

(3)  2750 Sand Hill Road
     Menlo Park, CA 94025

(4)  5 Third Street
     Suite 200
     San Francisco, CA 94103